Universal Display Corporation
375 Phillips Boulevard
Ewing, NJ 08618

June 24, 2013

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:    Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance

Re:    Universal Display Corporation
Form 10-K for the fiscal year ended December 31, 2012
Filed February 27, 2013
File No. 001-12031
Dear Mr. Vaughn:

Universal Display Corporation (“we,” “us,” “our” or the “Company”) is hereby responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter addressed to Sidney D. Rosenblatt, the Company's Chief Financial Officer, dated June 3, 2013, with respect to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”). The June 3, 2012 letter addressed the Company's May 23, 2013 letter to the Staff in response to the Staff's original April 30, 2013 letter to Mr. Rosenblatt.

In response to your letter, set forth below are the Staff's comments in bold followed by the Company's responses to the Staff's comments.

Form 10-K for the Year Ended December 31, 2012

Index to Consolidated Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-11

-Revenue Recognition and Deferred Revenue, page F-15

1.
We note your response to our prior comment 1. Please revise your future filings to explain in more detail why you are recognizing license fee revenue from the SCD licensing agreement as the installment payments become due and payable. For example, include a general statement of the authoritative accounting literature on which your accounting was based and discuss how the accounting applied was impacted by fact the agreement conveys a non-exclusive right to use intellectual assets for a limited period of time that is less than the life of the intellectual property asset as well as the fact the agreement contains extended payment terms. Please provide us with a sample of your proposed future disclosures.

In future filings, the Company will provide disclosure explaining why the Company is recognizing license fee revenue from its licensing agreement with Samsung Display Co., Ltd. as the installment payments become due and payable. Specifically, in addition to disclosure appearing in substantially the form as the disclosure referenced in the Staff's comment, the Company expects to add disclosure appearing substantially as follows:

Currently, the Company's most significant commercial license agreement is with Samsung Display Co., Ltd. (SDC) and covers the manufacture and sale of specified OLED display products. Under this agreement, the Company is being paid a license fee, payable in semi-annual installments over the agreement term of 6.4 years. The installments, which are due in the second and fourth quarter of each year, increase on an annual basis over the term of the agreement. The agreement conveys the non-exclusive right to use the Company's intellectual property assets for a limited period of time that is less than the estimated life of the assets. Ratable recognition of revenue is impacted by the agreement's extended increasing payment terms in light of the Company's limited history with similar agreements. As a result revenue is recognized at the lesser of the proportional performance approach (ratable) and the amount of due and payable fees from SDC. Given the increasing contractual payment schedule, license fees under the agreement are recognized as revenue when they become due and payable, which is currently scheduled to be in the second and fourth quarter of each year.

Note 13. Commitments and Contingencies, page F-28

-Patent Related Challenges and Oppositions, page F-29

2.
We note your response to our prior comment 2. Based on related disclosures included in your March 31, 2013 Form 10-Q and your response to our prior comment, it is unclear if you are going to provide your assessment of the expected materiality of all known loss contingencies on your financial statements as a whole, including your consolidated statement of operations, in your future filings. As such, please specifically explain to us if you will revise your future filings to provide your assessment of the expected materiality of all known loss contingencies on your financial statements as a whole. Refer to the guidance in 450-20-50 of the FASB Accounting Standards Codification.

In future filings, the Company will revise the referenced disclosure to provide the Company's assessment of the expected materiality of any known loss contingencies on the Company's financial statements as a whole, including its consolidated statement of operations.

3.
We note your response to our prior comment 3 and that you have not accrued for any of the patent matters outlined in your disclosure. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred (in your case zero), please tell us and revise your future filings to either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made for each of these matters. Please refer to 450-20-50 of the FASB Accounting Standards Codification.

The Company has concluded that there is only a remote likelihood that it may have incurred a loss contingency exceeding amounts already recognized (in the Company's case, zero). As such, no disclosure is required under paragraph 450-20-50 of the FASB Accounting Standards Codification. The Company also notes that it believes that even if such a loss contingency were incurred, its impact on the Company's its financial statements as a whole, including the Company's consolidated statement of operations, would not be material.

Furthermore, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Sincerely yours,

Universal Display Corporation

By: /s/ Sidney D. Rosenblatt
Sidney D. Rosenblatt
Executive Vice President, Chief
Financial Officer, Treasurer and Secretary

cc:    Ms. Tara Harkins, Staff Accountant, Division of Corporation Finance
Mr. Jay Webb, Reviewing Accountant, Division of Corporation Finance
Mauro Premutico, Esquire
Justin W. Chairman, Esquire